Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

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WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED MAY 15, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: May 15, 2009

Exhibit 99.1

WuXi PharmaTech Announces First-Quarter 2009 Results

SHANGHAI, China, May 15, 2009 /Xinhua-PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading research and development outsourcing company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its financial results for first-quarter 2009.

Highlights

•	First-Quarter 2009 Net Revenues Increase 5% Year Over Year to $59.1 Million

•	Laboratory Services Net Revenues Grow 33% Year Over Year to $56.5 Million, Driven by Organic Growth and the AppTec Acquisition

•	China-Based Laboratory Services Net Revenues Grow 28% Year Over Year to $41.6 Million

•	GAAP Diluted Earnings Per ADS of 16 Cents

•	Non-GAAP Diluted Earnings Per ADS of 20 Cents

•	Company Reconfirms 2009 Financial Guidance, Including 15-20% Net Revenue Growth in China-Based Laboratory Services

Management Comment

“WuXi PharmaTech got off to a good start in 2009 with solid first-quarter results,” said Dr. Ge Li, Chairman and Chief Executive Officer of WuXi PharmaTech. “We achieved 33% year-over-year growth in Laboratory Services revenues, reflecting 28% growth in China-based Laboratory Services and the contribution of the AppTec acquisition on a year-over-year basis. Revenues in our U.S.-based Laboratory Services and China-based Manufacturing Services businesses were in line with our expectations and reflected the challenging operating environment. We remain on target to achieve our 2009 financial guidance, including 15-20% revenue growth in China-based Laboratory Services.

“We are expanding our platform of integrated services to help our customers advance their drug candidates as quickly and efficiently as possible. While our core discovery chemistry business continued its solid growth, we are seeing even stronger growth in newer capabilities such as discovery biology, DMPK (drug metabolism and pharmacokinetics)/ADME (absorption, distribution, metabolism, and excretion), process research, and bioanalytical services. We are pleased to have recently completed an FDA inspection of our bioanalytical testing laboratory in China without major observations for noncompliance issues.

“We are investing in an even broader suite of services to drive accelerated revenue growth in 2010 and beyond. We are planning capital expenditures of $50-60 million in 2009, the majority targeted for upgrading and expanding the facilities in our China-based Laboratory Services business to support the business growth. With the construction of a new facility in Jinshan, we have now expanded our manufacturing capability to commercial scale, with the aim of producing key ingredients for late-stage clinical trials and commercial supplies. We continue to invest in our Suzhou facility with the aim of becoming the leading China-based service provider in drug safety evaluation.

“Our mission as a company is to partner with the world’s leading life science and medical device companies to help them improve the success of research and shorten the time of development,” Dr. Li concluded.

GAAP Results

First-quarter 2009 net revenues grew 5% year over year to $59.1 million, driven primarily by 28% growth in revenues for China-based Laboratory Services, offset by an 81% decline in Manufacturing Services revenues. China-based Laboratory Services benefited from strong demand year over year, as life science companies increasingly acted to reduce cost and improve productivity by outsourcing R&D services. Revenue in Manufacturing Services is inherently variable due to the size of this business. The year-over-year decline in Manufacturing Services revenue resulted from project delays that postponed work authorization and delivery. In addition, the majority of Manufacturing Services revenue in first-quarter 2008 came from a single non-recurring project. On a pro-forma basis, including January 2008 revenues of $5 million, U.S. testing revenues declined 1% in the quarter to $14.9 million on a year-over-year basis.

First-quarter 2009 GAAP gross profit declined 11% year over year to $23.3 million, mainly due to a decline in the gross-profit contribution of Manufacturing Services, offset by increased contribution from China-based Laboratory Services. First-quarter 2009 GAAP gross margin declined to 39% from 47% in the first quarter of 2008 due to a decline in gross margin in China-based Laboratory Services, greater weight of the U.S. Laboratory Services business, and project mix and low capacity utilization in Manufacturing Services.

Declines in first-quarter 2009 GAAP operating income and operating margin and in 2009 GAAP net income and net margin relative to the first quarter of 2008 reflect the same factors as those discussed above, as operating expenses, other income/expenses, and income taxes showed relatively little change year over year. Diluted earnings per ADS in the first quarter of 2009 were 16 cents compared to 19 cents in the first quarter of 2008. Mark-to-market foreign-exchange gains contributed 3.6 cents per share in first-quarter 2009 and 3.7 cents in first-quarter 2008.

Non-GAAP Results

Non-GAAP financial results exclude the impact of share-based compensation expenses, amortization and deferred tax impact of acquired intangible assets, and loss from discontinued operations.

First-quarter 2009 non-GAAP gross profit declined 10% year over year to $24.7 million, mainly due to a decline in the gross profit contribution of Manufacturing Services, offset by increased revenue from China-based Laboratory Services. First-quarter 2009 non-GAAP gross margin declined to 42% from 49% in the first quarter of 2008 due to a decline in gross margin in China-based Laboratory Services, greater weight of the U.S. Laboratory Services business, and project mix and low capacity utilization in Manufacturing Services. First-quarter 2009 non-GAAP gross margin increased by three percentage points to 42% compared to non-GAAP gross margin of 39% in the fourth quarter of 2008 due to cost-control efforts.

Declines in first-quarter 2009 non-GAAP operating income and operating margin and in 2009 non-GAAP net income and net margin relative to the first quarter of 2008 reflect the same factors as those discussed above, as operating expenses, other income/expenses, and income taxes showed relatively little change year over year. Non-GAAP diluted earnings per ADS were 20 cents compared to 25 cents in the first quarter of 2008. Mark-to-market foreign-exchange gains contributed 3.6 cents per share in first-quarter 2009 and 3.7 cents in first-quarter 2008.

(See the table titled Reconciliation of GAAP to Non-GAAP below).

2009 Financial Guidance

The Company reconfirmed its earlier financial guidance for 2009:

•	Total net revenues of $265 million-$275 million[1]

•	Net revenue growth in China-based Laboratory Services of 15-20% compared to 2008 China-based Laboratory Services revenue

•	Manufacturing Services net revenue lower than 2008 Manufacturing Services net revenue

•	U.S. testing (AppTec) net revenue comparable to 2008 U.S. testing net revenue on a pro-forma basis[1]

•	Non-GAAP gross profit and operating income lower than 2008 amounts in dollars and as percentages of net revenues as we invest in new capabilities and capacities

•

Adjusted EBITDA (excluding share-based compensation charges and potential mark-to-market gains or losses from foreign-currency forward contracts) relatively flat with 2008 adjusted EBITDA of $72 million

•	Capital expenditures of $50-$60 million

Commenting on financial performance and guidance, Edward Hu, chief operating officer and acting chief financial officer, said, “Our first-quarter 2009 financial results met our expectations and give us reason to reconfirm our full-year 2009 financial guidance. As anticipated, China-based Laboratory Services revenues grew strongly in the first quarter from continued growth in demand. Manufacturing Services revenues were very light in the quarter due to project delays. Revenue in this business is inherently variable. U.S. testing revenues were essentially flat relative to pro-forma first-quarter 2008 results due to weak economic conditions.

“We expect second-quarter 2009 revenues to grow 8-10% from first-quarter 2009 revenues. Manufacturing Services revenues should improve somewhat from the first quarter but remain very light in the second quarter ($4-5 million). Second-quarter total company gross profit margin is expected to be comparable to the first quarter.”

[1]	Our targeted net revenues of $265 million to $275 million in 2009 compare with $258.5 million in 2008 from our continuing operations on a pro-forma basis (non-GAAP). WuXi PharmaTech acquired AppTec, Inc. at the end of January 2008, and our reported results for AppTec in the first quarter of 2008 reflect two months of net revenues after the acquisition date. The pro-forma revenues include the January 2008 revenues from continuing operations of the AppTec business.

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars, except ordinary share, ADS and par value data)

	March 31, 2009	December 31, 2008
Assets:
Current assets:
Cash and cash equivalents	101,885	56,624
Restricted cash	2,696	1,338
Short-term investment	—	14,631
Accounts receivable, net	38,423	36,457
Inventories	7,526	6,926
Prepaid expenses and other current assets	9,592	7,281
Assets of discontinued operations (Note 1)	3,754	6,508

Total current assets	163,876	129,765
Non-current assets:
Goodwill	23,956	23,956
Property, plant and equipment, net	159,742	152,704
Intangible assets, net	9,077	9,934
Prepaid land use rights	5,394	5,424
Deferred tax assets	9,026	8,807
Other non-current assets	5,792	5,809

Total non-current assets	212,987	206,634

Total assets	376,863	336,399

Liabilities and shareholders’ equity:
Current liabilities:
Short-term and current portion of long-term debt	41,502	7,558
Accounts payable	17,538	19,829
Accrued expenses	9,250	14,279
Deferred revenue	3,825	3,373
Advanced subsidies	2,369	3,080
Other taxes payable	6,596	5,742
Other current liabilities	4,391	3,448
Liabilities of discontinued operations (Note 1)	196	1,495

Total current liabilities	85,667	58,804

Non-current liabilities:
Long-term debt, excluding current portion	2,240	2,305
Advanced subsidies	1,782	1,819
Convertible notes	35,864	35,864
Other non-current liabilities	6,770	6,731

Total non-current liabilities	46,656	46,719

Total liabilities	132,323	105,523

Shareholders’ equity:
Ordinary shares ($0.02 par value, 5,002,550,000 authorized, 540,563,086 and 529,385,590 issued and outstanding as of March 31, 2009, and December 31, 2008, respectively)	10,811	10,588
Additional paid-in capital	326,655	324,629
Accumulated deficit	(109,770)	(121,505)
Accumulated other comprehensive income	16,844	17,164

Total shareholders’ equity	244,540	230,876

Total liabilities and shareholders’ equity	376,863	336,399

Note 1: The biologics manufacturing operations in Philadelphia, which management decided to close in December 2008, were classified as discontinued operations.

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended March 31,
	2009	2008 (Note 3)	% Change
Net revenues:
Laboratory Services (Note 2)	56,596	42,515	33%
Manufacturing Services	2,552	13,652	(81)%

Total net revenues	59,148	56,167	5%

Cost of revenues:
Laboratory Services (Note 2)	(33,856)	(22,603)	50%
Manufacturing Services	(1,973)	(7,367)	(73)%

Total cost of revenues	(35,829)	(29,970)	20%

Gross profit:
Laboratory Services (Note 2)	22,740	19,912	14%
Manufacturing Services	579	6,285	(91)%

Total gross profit	23,319	26,197	(11)%

Operating expenses:
Selling and marketing expenses	(1,334)	(1,354)	(1)%
General and administrative expenses	(11,710)	(11,137)	5%

Total operating expenses	(13,044)	(12,491)	4%

Operating income	10,275	13,706	(25)%

Other income (expenses), net:
Other income (expenses), net	3,393	2,807	21%
Interest income (expenses), net	(50)	516	(110)%

Total other income (expenses), net	3,343	3,323	1%

Income from continuing operations before income taxes	13,618	17,029	(20)%

Income tax expenses	(1,883)	(1,861)	1%

Income from continuing operations	11,735	15,168	(23)%

Loss on discontinued operations, net (Note 1)
Loss from operations of discontinued component	—	(2,044)	*

Income tax benefit	—	737	*

Loss on discontinued operations	—	(1,307)	*

Net income	11,735	13,861	(15)%

Basic net earnings (loss) per ADS:
Earnings from continuing operations	0.18	0.25	(29)%
Loss on discontinued operations—net of tax (Note 1)	—	(0.03)	*

Net earnings per ADS	0.18	0.22	(22)%

Weighted average ADS outstanding—basic	67,013,222	61,895,469

Diluted net earnings (loss) per ADS:
Earnings from continuing operations	0.16	0.21	(23)%
Loss on discontinued operations—net of tax (Note 1)	—	(0.02)	*

Net earnings per ADS	0.16	0.19	(16)%

Weighted average ADS outstanding—diluted	72,700,738	72,416,243

*	Not meaningful

Note 2: First-quarter 2009 net revenues for Laboratory Services were comprised of $41.6 million for China-based Laboratory Services and $14.9 million for U.S. testing. The first-quarter 2008 amount was comprised of $32.4 million for China-based Laboratory Services and $10.1 million for U.S. testing.

Note 3: Financial results of AppTec were consolidated as of January 31, 2008.

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO Non-GAAP

(in thousands of U.S. Dollars, except ADS data and par value data)

	Three Months Ended March 31,
	2009	2008	%
GAAP gross profit	23,319	26,197	(11)%
GAAP gross margin	39%	47%
Adjustments:
Share-based compensation	591	699
Amortization of acquired intangible assets	764	384

Non-GAAP gross profit	24,674	27,280	(10)%
Non-GAAP gross margin	42%	49%

GAAP operating income	10,275	13,706	(25)%
GAAP operating margin	17%	24%
Adjustments:
Share-based compensation	1,999	2,978
Amortization of acquired intangible assets	764	384

Non-GAAP operating income	13,038	17,068	(24)%
Non-GAAP operating margin	22%	30%

GAAP net income	11,735	13,861	(15)%
GAAP net margin	20%	25%
Adjustments:
Share-based compensation	1,999	2,978
Amortization of acquired intangible assets	764	384
Deferred tax impact related to acquired intangible assets	(296)	(151)
Loss from discontinued operations	—	1,307

Non-GAAP net income	14,202	18,379	(23)%
Non-GAAP net margin	24%	33%

GAAP net income	11,735	13,861	(15)%
Add back:
Depreciation and amortization	5,007	4,855
Interest (income) expenses, net	50	(516)
Income tax expenses	1,883	1,124

EBITDA	18,675	19,324	(3)%
Adjustments:
Share-based compensation	1,999	2,978
Mark-to-market gain from foreign-currency forward contracts	(2,621)	(2,683)

Adjusted EBITDA	18,053	19,619	(8)%

Income attributable to holders of ADS (Non-GAAP):
Basic	14,202	18,379	(23)%
Diluted	14,202	18,379	(23)%

Basic earnings per ADS (Non-GAAP)	0.21	0.30	(29)%
Diluted earnings per ADS (Non-GAAP)	0.20	0.25	(23)%

Weighted average ADS outstanding – basic (Non-GAAP)	67,013,222	61,895,469
Weighted average ADS outstanding – diluted (Non-GAAP)	72,700,738	72,416,243

WUXI PHARMATECH (CAYMAN) INC.

REVENUE RECONCILIATION BY GEOGRAPHY

(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2009	2008	%
Net revenues:
China-based Laboratory Services	41,648	32,418	28%
China-based Manufacturing Services	2,552	13,652	(81)%

Subtotal	44,200	46,070	(4)%
U.S.-based Laboratory Services	14,948	10,097	48%

Total net revenues	59,148	56,167	5%

Conference Call

WuXi PharmaTech senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 8:00 pm (Beijing/Shanghai/Hong Kong) on Friday, May 15, 2009, to discuss its first-quarter 2009 financial results and future prospects. The conference call may be accessed by calling:

United States: 1-866-519-4004

China (Landline): 800-819-0121

China (Mobile): 400-620-8038

Hong Kong: 800-933-053

United Kingdom: 0-808-234-6646

International: +65-6735-7955

Conference ID: 96870349

Web PIN: 8656

A telephone replay will be available two hours after the call’s completion at:

United States: 1-866-214-5335

China North: 10-800-714-0386

China South: 10-800-140-0386

Hong Kong: 800-901-596

United Kingdom: 0-800-731-7846

International: +61-2-8235-5000

Passcode: 96870349

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Use of Non-GAAP and Pro-Forma Financial Measures

We have provided first-quarter 2008 and 2009 gross profit, operating income, net income and earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses, amortization and deferred tax impact of acquired intangible assets, and discontinued operations. The pro-forma first-quarter 2008 revenues include the January 2008 revenues from continuing operations of the AppTec business. We believe both management and investors benefit from referring to these non-GAAP and pro-forma financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. We expect to continue providing gross profit, operating income, and net income on a non-GAAP basis using a consistent method on a quarterly basis.

You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of non-GAAP measures to GAAP measures for the indicated periods attached hereto.

Cautionary Note Regarding Forward-Looking Statements

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995, including, among others, expected 2009 operating results (including estimated total net revenue, China-based Laboratory Services and U.S. testing net revenues and related adjusted EBITDA and other trends), planned capital expenditure and investment levels, and the anticipated benefits of those efforts and the planned expansion of our service offerings and areas of related revenue growth.

These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among other factors, continued uncertainty in the global economy and the pressures being felt by our customers and pharmaceutical industry consolidation may adversely impact our business and the trends for outsourced R&D and manufacturing for longer than expected or more severely than expected; we may be unable to successfully make our planned investments and capital expenditures on a timely basis, these investments may not yield the desired results, and we may need to modify the nature and level of our investments and capital expenditures; pharmaceutical companies may not change their business models as expected or in a manner favorable to us; we may fail to capitalize on the opportunities presented; we may not maintain our preferred provider status with our clients; and may be unable to successfully expand our capabilities to meet client needs. In addition, other factors that could cause our actual results to differ from what we currently anticipate include our limited operating history; failure to generate sufficient future cash flows or secure any required future financing on acceptable terms or at all; failure to retain key personnel; effective integration of continuing products and services from AppTec; our reliance on a limited number of customers to continue to account for a high percentage of our revenues; risk of payment failure by any of our large customers, which could significantly harm our cash flows and profitability; dependence upon the continued service of our senior management and key scientific personnel, and our ability to retain our existing customers or expand our customer base. You should read the financial information contained in this release in conjunction with the consolidated and pro-forma financial statements and related notes thereto included in our 2007 Annual Report on Form 20-F filed with and available on the Securities and Exchange Commission’s website at http://www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 10 of our 2007 Annual Report on Form 20-F. Our results of operations for the first-quarter 2009 are not necessarily indicative of our operating results for any future periods. All projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release, except as required by law. Such information speaks only as of the date of this release.

For more information, please contact:

WuXi PharmaTech (Cayman) Inc.

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-215-218-5515

Email: ir@wuxiapptec.com

Stephanie Liu (for the media)

WuXi PharmaTech (Cayman) Inc.

Tel: +86-21-5046-4362

Email: pr@wuxiapptec.com

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